CHINA DIRECT INDUSTRIES, INC.
431 FAIRWAY DRIVE
Suite 200
Deerfield Beach, Florida 33441

telephone (954) 363-7333
telecopier (954) 363-7320
lazarus.rothstein@cdii.net
August 5, 2011

'CORRESP'

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Attention:	H. Roger Schwall, Assistant Director
Jenifer Gallagher
Karl Hiller, Branch Chief
Paker Morrill
Laura Nicholson

Re:	China Direct Industries, Inc.
Form 10-K for the fiscal year ended September 30, 2010 Filed December 23,2011
Form 10-K/A for the fiscal year ended September 30, 2010 Filed January 28, 2011
Form 10-Q for the quarterly period ended December 31, 2010 Filed February 14, 2011
Form 10-Q for the quarterly period ended March 31, 2011 Filed May 16. 2011
Response letter dated June 21, 2011
File No. 001-33694

Ladies and Gentlemen:

China Direct Industries, Inc. (the “Company”) is in receipt of the staff’s comment letter dated July 22, 2011. Following are the Company’s responses to the staff’s comments contained in such letter.

Form l0-K for the Fiscal Year Ended September 30, 2010

Certain relationships and Related Transactions, and Director Independence , page 12

1.
We note that your response to comment five from our letter dated May 23, 2011, and your undertaking to supplement your disclosure in future reports to the extent applicable to include the additional information provided in your response.  Please provide us with a sample of your proposed future disclosure.  In addition, pleas ensure that such disclosure clarifies whether the sole purpose of the Beijing Mingshang Loan was to provide cash collateral for the Fushun Bank Loan to Mr. Chen’s business partner.

RESPONSE:

We propose to add the following disclosure to Note 10 – Related Party Transactions in our Form 10-Q for the period ended June 30, 2011 and each future report that includes the $5,091,023 of restricted cash discussed below:

Restricted cash, current

At September 30, 2010 our current restricted cash was $5,091,023. Restricted cash was principally comprised of the cash proceeds of a $4,478,882 loan to CDI Beijing from Beijing Mingshang Investment Guarantee Co., Ltd. (the “Beijing Mingshang Loan”). The proceeds from this loan were pledged as collateral for a loan from Fushun Bank of Northern China (the “Fushun Bank Loan”) to an unrelated third-party trading partner of CDI Beijing, who is also a strategic business associate of Chi Chen, the General Manager of CDI Beijing and an owner of a 49% noncontrolling interest in that company. The Fushun Bank Loan was used for the borrower's working capital. Subsequently, Mr. Chen pledged his own personal assets as collateral for the Beijing Mingshang Loan. As a result, the removal of the restrictions on this cash and the repayment of this loan were completed within the second quarter of fiscal 2011.

Note 19-Commitments and Contingencies, page F-35

2.
In response to comment 3 in our letter dated May 23, 2011 you characterize the $7.4 million charge as an impairment charge rather than a reserve for a loss contingency.  Further, within your proposed disclosure you state “Because of the uncertainies related to both the amount and range of loss related to our investment in Pan Asia Magnesium, our current loss estimate may require revision. Please clarify what you mean by this statement, as we understand the carrying value of the investment has already been reduced to nil.

RESPONSE:

The Company’s reference to uncertainties related to its investment in Pan Asia Magnesium in its June 21, 2011 response was intended to refer to a future possible recovery of all or a portion of its investment in Pan Asia Magnesium. Below is the proposed revised disclosure that clarifies this point and will be included in the Company’s future reports to the extent applicable:

Part II - Item 1 – Legal Proceedings

As more fully discussed in Note 19 – Commitments and Contingencies, the Company is in the final stages of entering into a contract to sell its interest in Pan Asia Magnesium (the “Pan Asia Interest”). The Company recorded $7,362,039 as an impairment charge against its investment in Pan Asia Magnesium when it discontinued this operation on September 29, 2009 as a result of a dispute with Shanxi Jinyang Coal and Coke Group Co., Ltd. (“Shanxi Jinyang”) and Ms. Runlian Tian, the noncontrolling shareholders of our subsidiary Pan Asia Magnesium and its Chairman of the Board of Directors, Haixin Zhao.  If the Company is unable to complete the sale of the Pan Asia interest, it may re-file its application for arbitration related to the Pan Asia Magnesium dispute that it withdrew on December 21, 2010.  Because of the uncertainties related to the Company’s ability to sell the Pan Asia Interest, there remains a degree of uncertainty as to whether it may recover all or a portion of its investment in Pan Asia Magnesium.

3.
Please explain how the ongoing litigation you have with the non-controlling shareholders of Pan Asia Magnesium impacts your plans to sell your interest in the investment.  Specifically, tell us whether this litigation has limited your ability to sell this investment at any time, and tell us how your plans of sale would be impacted if the joint venture was dissolved as a result of this litigation.

RESPONSE:

With regard to the staff’s question on the impact of the Company’s relationship with the non-controlling shareholders of Pan Asia on a sale, consider the following:

The Company disclosed in Note 15 of its Form 10-Q filed on May 16, 2011 with the SEC that on December 21, 2010 it withdrew its November 19, 2010 application for arbitration and was in the final stages of entering into a contract to sell its interest in Pan Asia Magnesium (the “Pan Asia Interest”).  The non-controlling shareholders of Pan Asia Magnesium have been cooperating and supporting the Company’s on-going efforts to finalize a contract to sell the Pan Asia Interest and the due diligence being carried out by the potential buyer.  Also, the potential buyer of the Pan Asia Interest is aware of the Company’s past relationship with Pan Asia Magnesium’s non-controlling shareholders. Based on these circumstances, the Company would characterize its current relationship with the non-controlling shareholders of Pan Asia Magnesium as cooperative and supportive which the Company believes will lead to a definitive agreement to sell the Pan Asia Interest and bring to a conclusion any claims each of the parties may have against each other.  The Company continues to acknowledge that there is a risk it may not be able to complete the sale of the Pan Asia Interest or the amounts it may ultimately realize, if any and that it could re-file its application for arbitration at any time.

With regard to the staff’s question concerning the impact of a possible dissolution of Pan Asia Magnesium on a sale, the Company believes that any further litigation and a possible dissolution would diminish the amount the Company might ultimately obtain from a sale of the Pan Asia Interest and delay any ultimate sale.

Form 10-Q for the Quarterly Period Ended December 31, 2010

Financial Statements

Note 11 – Capital Stock, page 15

4.
We have read your response to comment 6 in our letter dated Mar 23, 2011 and see that you did not provide details of your computations of the adjustments that would be required for each quarterly period to correct the errors in your financial statement.  For each previously issued quarterly financial statement that would be impacted by the correction of the errors, you will need to quantify the adjustments that would be recorded to correct the errors in accounting.  Please identify the adjustments that are associated with the preferred stock containing an embedded contingent beneficial conversion option separate from adjustments necessary to record the warrants as derivative liabilities.  Please include all of the details necessary to show your computation of each adjustment amount.

RESPONSE:

The following is a more detailed analysis of the adjustments referred to above for the following periods:
three month period ended June 30, 2009, nine month transition period ended September 30, 2009, three month period ended December 31, 2009, three month period ended March 31, 2010, three month period ended June 30, 2010, and the twelve month period ended September 30, 2010:

For the three month period ended June 30, 2009, had the Company recorded the deemed dividends to account for the conversion price reduction of its Series A Preferred Stock from $7.00 to $1.85 per share as a result of a June 15, 2009 offering of its securities (the “Preferred Stock Price Reduction”), there would have been no effect on its previously reported net loss of $(3,714,106). Recording the deemed dividends would, however, result in an increase of $(674,681) to the Company’s previously reported net loss attributable to its shareholders of $(2,907,927), or an increase of $0.03 per basic and diluted share.  This amount included a non-recurring charge of $600,693 to account for the imbedded beneficial conversion feature of the Series A Preferred Stock related to the Preferred Stock Price Reduction (the Beneficial Conversion Feature”) and $73,988 attributable to the change in fair value of the warrants issued in connection with the Series A Preferred Stock (the “Series A Warrants”) as a result of the conversion price reset.

For the computation of the Beneficial Conversion Feature, the sum was the full remaining portion of undiscounted net proceeds allocated to the convertible instrument upon its original issuance, pursuant to paragraph 6 of EITF 98-5. As of June 15, 2009, the Series A Warrants were subject to reset from the original conversion price of $8.00  to the new conversion price of $1.85 and had a determinable fair value of $1.1726 per warrant with a total valuation of $168,561. This amount should have been reclassified from stockholders’ equity to a derivative liability as of June 30, 2009. As a result, the net loss attributable to the Company’s shareholders should have been $(3,582,608), or an increase of $(0.03) per basic and diluted earnings per share from $(0.12) to $(0.15), a 25%1 increase.

1 This percentage increase is higher than the actual increase in EPS due to rounding.

The computation of the fair value of the Series A Warrants was based on the following inputs:

• Value of $1.83 per share of common stock;
• Expected volatility factor of 130%;
• $0 dividend rate on the common stock;
• Warrant exercise price of $1.85;
• Estimated time to exercise of 2 year; and
• Risk free rate of 1.11%.

For the nine month transition period ended September 30, 2009, recording the unrealized gain of $40,998 to reflect the change in fair value of the Series A Warrants would have resulted in a reduction of the Company’s net loss from $(30,158,952) to $(30,117,954), a decrease of less than 1%.

Further, had the Company recorded the $674,681 deemed dividends related to the Preferred Stock Price Reduction, the impact on the net loss attributable to its shareholders, net of the $40,998 unrealized gain, would have resulted in an increase of $(633,683) from $(27,939,920) to $(28,573,603), a 2.3% increase.  These changes would have also increased loss per basic and diluted share by $0.02 from $(1.13) to $(1.15), a 1.8% increase.

The computation of the fair value of the Series A Warrants was based on the following inputs:

• Value of $1.57 per share of common stock;
• Expected volatility factor of 127%;
• $0 dividend rate on the common stock;
• Warrant exercise price of $1.85;
• Estimated time to exercise of 1 ¾ year; and
• Risk free rate of 0.8125%.

For the three month period ended December 31, 2009, recording the unrealized gain of $68,281 to reflect the change in fair value of the Series A Warrants would have resulted in a reduction in the Company’s net loss from $(872,908) to $(804,627), a 7.8% decrease.

Further, recording the unrealized gain of $68,281 would have resulted in a reduction in the Company’s net loss attributable to its shareholders from $(1,024,699) to $(956,418), a 6.7% decrease. These changes would have also decreased loss per basic and diluted share by $0.01 from $(0.04) to $(0.03), a 25%2 decrease.

The computation of the fair value of the Series A Warrants was based on the following inputs:

• Value of $1.18 per share of common stock;
• Expected volatility factor of 102%;
• $0 dividend rate on the common stock;
• Warrant exercise price of $1.85;
• Estimated time to exercise of 1 ½ year; and
• Risk free rate of 0.8050%.

For the three month period ended March 31, 2010, recording the unrealized loss of $(25,473) to reflect the change in fair value of the Series A Warrants would have resulted in a decrease in the Company’s net income from $1,526,830 to $1,501,357, a 1.7% decrease.

Further, recording the unrealized loss of $(25,473) would have resulted in a reduction in the Company’s net income attributable to its shareholders from $1,637,059 to $1,611,586, a 1.6% decrease. These changes would have had no impact on earnings per basic and diluted share.

The computation of the fair value of the Series A Warrants was based on the following inputs:

2 This percentage increase is higher than the actual increase due to rounding.

• Value of $1.54 per share of common stock;
• Expected volatility factor of 103%;
• $0 dividend rate on the common stock;
• Warrant exercise price of $1.85;
• Estimated time to exercise of 1 ¼ year; and
• Risk free rate of 0.5625%.

For the three month period ended June 30, 2010, recording the unrealized gain of $59,484 to reflect the change in fair value of the Series A Warrants would have resulted in a reduction in the Company’s net loss from $(1,324,584) to $(1,265,100), a 4.5% decrease.

Further, recording the unrealized gain of $59,484 would have resulted in a reduction in the Company’s net loss attributable to its shareholders from $(1,104,542) to $(1,045,058), a 5.4% decrease. These changes would have had no impact on loss per basic and diluted share.

The computation of the fair value of the Series A Warrants was based on the following inputs:

• Value of $1.83 per share of common stock;
• Expected volatility factor of 130%;
• $0 dividend rate on the common stock;
• Warrant exercise price of $1.85;
• Estimated time to exercise of 2 year; and
• Risk free rate of 1.11%.

For the twelve month period ended September 30, 2010, recording the unrealized gain of $106,820 to reflect the change in fair value of the Series A Warrants would have resulted in a reduction in the Company’s net loss from $(3,572,836) to $(3,466,016), a 3% decrease.

Further, recording the unrealized gain of $106,820 would have resulted in a reduction in the Company’s net loss attributable to its shareholders from $(3,314,483) to $(3,207,663), a 3.2% decrease. These changes would have had no impact on earnings per basic and diluted share.

The computation of the fair value of the Series A Warrants was based on the following inputs:

• Value of $1.21 per share of common stock;
• Expected volatility factor of 75%;
• $0 dividend rate on the common stock;
• Warrant exercise price of $1.85;
• Estimated time to exercise of ¾ year; and
• Risk free rate of 0.23%.

The Company believes that a review of the effects of the adjustments on the Company’s quarterly results noted above along with the other factors included in the Company’s previous responses to this comment support its conclusion that the adjustments are immaterial.

In furtherance of the Company’s response to the staff’s July 22, 2011 comment letter on the above-referenced filing, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Andrew X. Wang
Andrew X. Wang
Chief Financial Officer

cc:   Dr. James (Yuejian) Wang, CEO
 Lazarus Rothstein, EVP & General Counsel
 Sherb & Co., LLP